UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  ------------

                                 SCHEDULE 13D/A
                                (Amendment No. 2)

                    Under the Securities Exchange Act Of 1934


                             Strayer Education, Inc.
                             -----------------------
                                (Name of Issuer)

                          Common Stock, $0.01 par value
                          ------------------------------
                          (Title of Class of Securities)

                                    863236105
                                 --------------
                                 (CUSIP Number)

Charles Ayres                                    with copies to:
DB Capital Partners, Inc.                        Oliver C. Brahmst, Esq.
31 West 52nd Street                              White & Case LLP
26th Floor                                       1155 Avenue of the Americas
New York, NY  10019                              New York, NY 10036
646-324-2416                                     212-819-8200

           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                 October 8, 2002
              -----------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d(f) or 13d-1(g), check the following box
|_|.

                                  ------------

                                 SCHEDULE 13D/A

CUSIP No. 863236105                                           Page 2 of 14 Pages

--------------------------------------------------------------------------------
 1       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Taunus Corporation*                I.R.S. Identification No. 13-4060471
--------------------------------------------------------------------------------
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
 3       SEC USE ONLY

--------------------------------------------------------------------------------
 4       SOURCE OF FUNDS

         N/A
--------------------------------------------------------------------------------
 5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                             [ ]
--------------------------------------------------------------------------------
 6       CITIZENSHIP OR PLACE OF ORGANIZATION

         State of Delaware
--------------------------------------------------------------------------------
NUMBER OF SHARES       7       SOLE VOTING POWER
BENEFICIALLY OWNED
BY EACH REPORTING              6,615
PERSON WITH          -----------------------------------------------------------
                       8       SHARED VOTING POWER

                               7,058,456
                     -----------------------------------------------------------
                       9       SOLE DISPOSITIVE POWER

                               6,615
                     -----------------------------------------------------------
                      10      SHARED DISPOSITIVE POWER

                              1,646,640
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         7,065,071
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                      [ ]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         49.0%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         CO
--------------------------------------------------------------------------------

* In accordance with Release No. 34-39538 (January 12, 1998), this filing reflects the securities beneficially owned by Taunus Corporation, a holding company that is a wholly owned subsidiary of Deutsche Bank A.G. Taunus Corporation is a separate operating unit of Deutsche Bank A.G. This filing does not reflect securities beneficially owned by any other business unit of Deutsche Bank A.G., and Taunus Corporation expressly disclaims beneficial ownership of any such securities.

                                 SCHEDULE 13D/A

CUSIP No. 863236105                                           Page 3 of 14 Pages

--------------------------------------------------------------------------------
 1       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         DB Capital Partners, Inc.          I.R.S. Identification No. 13-2725387
--------------------------------------------------------------------------------
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
 3       SEC USE ONLY

--------------------------------------------------------------------------------
 4       SOURCE OF FUNDS

         N/A
--------------------------------------------------------------------------------
 5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                             [ ]
-------- -----------------------------------------------------------------------
 6       CITIZENSHIP OR PLACE OF ORGANIZATION

         State of Delaware
--------------------------------------------------------------------------------
NUMBER OF SHARES       7       SOLE VOTING POWER
BENEFICIALLY OWNED
BY EACH REPORTING              0
PERSON WITH          -----------------------------------------------------------
                       8       SHARED VOTING POWER

                               7,058,456
                     -----------------------------------------------------------
                       9       SOLE DISPOSITIVE POWER

                               0
                     -----------------------------------------------------------
                      10      SHARED DISPOSITIVE POWER

                              1,646,640
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         7,058,456
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                      [ ]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         49.0%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         CO
--------------------------------------------------------------------------------

                                 SCHEDULE 13D/A

CUSIP No. 863236105                                           Page 4 of 14 Pages

--------------------------------------------------------------------------------
 1       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         DB Capital Partners, L.P.          I.R.S. Identification No. 52-2046858
--------------------------------------------------------------------------------
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
 3       SEC USE ONLY

--------------------------------------------------------------------------------
 4       SOURCE OF FUNDS

         N/A
--------------------------------------------------------------------------------
 5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                             [ ]
--------------------------------------------------------------------------------
 6       CITIZENSHIP OR PLACE OF ORGANIZATION

         State of Delaware
--------------------------------------------------------------------------------
NUMBER OF SHARES       7       SOLE VOTING POWER
BENEFICIALLY OWNED
BY EACH REPORTING              0
PERSON WITH          -----------------------------------------------------------
                       8       SHARED VOTING POWER

                               7,058,456
                     -----------------------------------------------------------
                       9      SOLE DISPOSITIVE POWER

                              0
                     -----------------------------------------------------------
                      10      SHARED DISPOSITIVE POWER

                              1,646,640
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         7,058,456
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                      [ ]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         49.0%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         PN
--------------------------------------------------------------------------------

                                 SCHEDULE 13D/A

CUSIP No. 863236105                                           Page 5 of 14 Pages

--------------------------------------------------------------------------------
 1       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         DB Capital Investors, L.P.         I.R.S. Identification No. 52-2046859
--------------------------------------------------------------------------------
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
 3       SEC USE ONLY

--------------------------------------------------------------------------------
 4       SOURCE OF FUNDS

         WC
--------------------------------------------------------------------------------
 5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED                                                            [ ]
         PURSUANT TO ITEMS 2(d) or 2(e)
--------------------------------------------------------------------------------
 6       CITIZENSHIP OR PLACE OF ORGANIZATION

         State of Delaware
--------------------------------------------------------------------------------
NUMBER OF SHARES       7       SOLE VOTING POWER
BENEFICIALLY OWNED
BY EACH REPORTING              0
PERSON WITH          -----------------------------------------------------------
                       8       SHARED VOTING POWER

                               7,058,456
                     -----------------------------------------------------------
                       9       SOLE DISPOSITIVE POWER

                               0
                     -----------------------------------------------------------
                      10       SHARED DISPOSITIVE POWER

                               1,646,640
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         7,058,456
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                      [ ]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         49.0%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         PN
--------------------------------------------------------------------------------

                                 SCHEDULE 13D/A

CUSIP No. 863236105                                           Page 6 of 14 Pages

                                 SCHEDULE 13D/A
                             Strayer Education, Inc.

     This Amendment No. 2 amends and supplements the Schedule 13D filed on March 26, 2001 as amended by Amendment No. 1 to Schedule 13D filed on May 21, 2001, relating to the shares of common stock, $0.01 par value per share ("Common Stock"), of Strayer Education, Inc., a Maryland corporation (the "Company"), the principal executive offices of which are located at 1100 Wilson Boulevard, Suite 2500, Arlington, Virginia 22209. Terms not otherwise defined herein shall have the respective meaning given to such terms in the Schedule 13D filed on March 26, 2001 and Amendment No. 1 to the Schedule 13D filed on May 21, 2001, as applicable.

Item 2.  Identity and Background

     The response to this item is amended by deleting the third paragraph under
Item 2 and inserting the following paragraph in lieu thereof:

     "The address of each of the Reporting Person's principal place of business and principal office is 31 West 52nd Street, New York, New York 10019."

     The response to this item is further amended by deleting Schedule I in its entirety and replacing it with Schedule I attached hereto.

Item 4.  Purpose of the Transaction

     Item 4 is amended by deleting the first paragraph in its entirety and inserting the following:

     "DBCI acquired the Preferred Stock and the Option for investment purposes. However, DBCI will continually evaluate the business, financial condition and prospects of the Company, the market price of the Company's securities, its return on investment, alternative investments and conditions in the economy and in the industry in which the Company is engaged, with a view toward determining whether to hold, decrease, increase or hedge its investment in the Company's securities. From time to time, based upon such evaluation, DBCI may, subject to the terms of the Shareholder's Agreement and the Registration Rights Agreement, dispose of or hedge all or a portion of its position in the Company in public, private and/or over-the-counter or exchange traded derivative transactions, or may purchase additional shares of Common Stock, Preferred Stock or other securities of the Company. DBCI reserves the right to change its plans and intentions at any time as it deems appropriate."

     Item 4 is further amended and supplemented by adding the following before the last paragraph thereof:

     "On October 8, 2002, pursuant to a request made by the Purchasers under
Section 2(a) of the Registration Rights Agreement, the Company filed a Registration Statement on Form S-3 (File No. 333-100407) (the "Registration Statement") registering for resale an aggregate of 2,300,000 shares of Common Stock beneficially owned by the Purchasers (to be issued upon conversion of Series A Preferred Stock) which may be sold pursuant to an underwritten offering

                                 SCHEDULE 13D/A

CUSIP No. 863236105                                           Page 7 of 14 Pages

(the "Offering"). The Registration Statement relates to 1,700,000 shares of Common Stock beneficially owned by New Mountain and 600,000 shares of Common Stock beneficially owned by DBCI (including up to 300,000 shares of Common Stock to cover any over-allotments) (collectively, the "Registered Shares"). There can be no assurance that the contemplated Offering will be effected.

     Following the sale of the Registered Shares in the Offering, it is expected that pursuant to Section 10 of the Articles Supplementary, the percentage of the total members of the Board of Directors of the Company that the holders of Series A Preferred Stock are entitled to elect will be reduced from 50% to 40%. It is anticipated that in connection with the Offering New Mountain and DBCI will agree that following the completion of the Offering, Charles Ayres, a designee of DBCI, will resign from the Board of Directors of the Company and that New Mountain will be entitled to elect all of the members of the Board of Directors of the Company entitled to be elected by the holders of the Series A Preferred Stock pursuant to the Articles Supplementary."

Item 5.  Interest in Securities of the Issuer

     The response to this item is deleted in its entirety and replaced by the following:

     "(a) As of the date of this Amendment, DBCI's beneficial ownership of 7,058,456 shares of Common Stock (6,058,456 shares of Common Stock issuable upon conversion of the same number of Preferred Stock, which includes dividends declared on the Preferred Stock as of October 1, 2002, and 1,000,000 shares of Common Stock issuable upon exercise of the Option) constitutes beneficial ownership of approximately 49.0% of the total number of shares of outstanding Common Stock (assuming the number of shares outstanding on June 30, 2002). Each of Taunus, DBCP Inc. and DBCP L.P. may be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by DBCI. In addition, Taunus may be deemed to be the beneficial owner of 6,615 shares of Common Stock owned by Deutsche Bank Securities Inc. ("DBSI") (formerly known as Deutsche Banc Alex. Brown Inc.), a wholly-owned subsidiary of Taunus, which, when aggregated with the 7,058,456 shares of Common Stock which Taunus may be deemed to beneficially own as a result of the beneficial ownership by DBCI, constitutes beneficial ownership by Taunus of approximately 49.0% of the total number of the shares of outstanding Common Stock.

     The Reporting Persons and New Mountain may be deemed to comprise a group as a result of certain provisions contained in the Shareholders Agreement pertaining to the voting of directors and the disposition of shares of the Preferred Stock or Common Stock issued upon conversion of the Preferred Stock.

     The Reporting Persons hereby disclaim beneficial ownership of the Common Stock issuable upon the conversion of the Preferred Stock and purchasable pursuant to the Option to the extent owned by New Mountain.

     (b) Each of the Reporting Persons has the shared power to vote or direct the vote with New Mountain of 7,058,456 shares of Common Stock and each of Reporting Persons has the shared power to dispose or to direct the disposition with New Mountain of 1,646,640 shares of Common Stock.

     DBSI has the sole power to vote or direct the vote of and to dispose or direct the disposition of 6,615 shares of Common Stock.

                                 SCHEDULE 13D/A

CUSIP No. 863236105                                           Page 8 of 14 Pages


     (c) Within the past 60 days, DBSI, in the ordinary course of facilitating client basket transactions in the stocks comprising certain exchange traded funds, effected the following transactions with regard to the Company's Common
Stock:

          (i) On August 6, 2002, sold 38 shares of Common Stock at a price of $52.36 per share; and

          (ii) On August 7, 2002, purchased 32 shares of Common Stock at a price of $53.24

     Except as described above, during the past sixty days, none of the Reporting Persons, nor, to the best knowledge of the Reporting Persons, any of the persons set forth on Schedule I, has effected any transactions in shares of Common Stock.

     (d) Not applicable.

     (e) Not applicable."

                                 SCHEDULE 13D/A

CUSIP No. 863236105                                           Page 9 of 14 Pages

                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 9, 2002

                                        TAUNUS CORPORATION

                                        By:  /s/ James T. Byrne, Jr.
                                           -------------------------------------
                                           Name:  James T. Byrne, Jr.
                                           Title: Secretary

                                 SCHEDULE 13D/A

CUSIP No. 863236105                                          Page 10 of 14 Pages

                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 9, 2002

                                        DB CAPITAL PARTNERS, INC.

                                        By:  /s/ Charles Ayres
                                           -------------------------------------
                                           Name:  Charles Ayres
                                           Title: Managing Director

                                 SCHEDULE 13D/A

CUSIP No. 863236105                                          Page 11 of 14 Pages

                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 9, 2002

                                        DB CAPITAL PARTNERS, L.P.

                                        By:  DB CAPITAL PARTNERS, INC.,
                                             its General Partner

                                        By:  /s/ Charles Ayres
                                           -------------------------------------
                                           Name:  Charles Ayres
                                           Title: Managing Director

                                 SCHEDULE 13D/A

CUSIP No. 863236105                                          Page 12 of 14 Pages

                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 9, 2002

                                        DB CAPITAL INVESTORS, L.P.

                                        By:  DB CAPITAL PARTNERS, L.P.
                                             its General Partner

                                        By:  DB CAPITAL PARTNERS, INC.,
                                             its General Partner

                                        By:  /s/ Charles Ayres
                                           -------------------------------------
                                           Name:  Charles Ayres
                                           Title: Managing Director

                                 SCHEDULE 13D/A

CUSIP No. 863236105                                          Page 13 of 14 Pages

                                   SCHEDULE I

     The following table sets forth a list of each general partner of DBCI and DBCP L.P. and executive officers and directors of Taunus and DBCP, Inc., which contains the following information with respect to each such person: (i) name;
(ii) business address, (iii) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and (iv) citizenship.

                           A. General Partners of DBCI

                                                                           Present principal occupation or employment
Name/Position                          State of Organization               and name and business address of employer
-------------                          ----------------------              ------------------------------------------

DB Capital Partners, L.P./             Delaware                            31 West 52nd Street
General Partner                                                            New York, NY  10019

                        B. General Partners of DBCP L.P.

                                                                           Present principal occupation or employment
Name/Position                         State of Organization                and name and business address of employer
-------------                         ----------------------               ------------------------------------------

DB Capital Partners, Inc./             Delaware                            31 West 52nd Street
General Partner                                                            New York, NY  10019

                C. Executive Officers and Directors of DBCP Inc.


                                                                           Present principal occupation or employment
Name/Position                          Citizenship                         and name and business address of employer
-------------                          -----------                         ------------------------------------------

Charles Ayres/                         United States                       Managing Director of
Managing Director                                                          DB Capital Partners, Inc.
                                                                           31 West 52nd Street
                                                                           New York, NY  10019

James Edward Virtue/                   United States                       Managing Director and President of DB
Managing Director                                                          Capital Partners, Inc.
                                                                           31 West 52nd Street
                                                                           New York, NY  10019

                                 SCHEDULE 13D/A

CUSIP No. 863236105                                          Page 14 of 14 Pages


                  D. Executive Officers and Directors of Taunus

                                                                           Present principal occupation or employment
Name/Position                          Citizenship                         and name and business address of employer
-------------                          -----------                         ------------------------------------------

Seth H. Waugh/                         United States                       Director, Chief Executive Officer and
Director, President and Chief                                              President of Deutsche Bank Trust Company
Executive Officer                                                          Americas
                                                                           31 West 52nd Street
                                                                           New York, NY  10019

Douglas R. Barnard/ Director and       United States                       Managing Director, Controller of the
Chief Financial Officer                                                    Americas, Deutsche Bank AG
                                                                           New York Branch
                                                                           31 West 52nd Street
                                                                           New York, New York 10019

James T. Byrne, Jr./                   United States                       Secretary, Deutsche Bank Trust Company
Secretary                                                                  Americas
                                                                           31 West 52nd Street
                                                                           New York, NY 10019

Thomas A. Curtis/                      United States                       Managing Director, Head of Corporate and
Director                                                                   Regulatory Affairs of the Americas,
                                                                           Deutsche Bank AG
                                                                           New York Branch
                                                                           31 West 52nd Street
                                                                           New York, NY 10019

Richard W. Ferguson/                   United States                       Managing Director, Treasurer of the
Director and Treasurer                                                     Americas, Deutsche Bank AG
                                                                           New York Branch
                                                                           31 West 52nd Street
                                                                           New York, NY 10019

John C. Cipriani/                      United States                       Director (officer title), Deutsche Bank AG
Director (officer title) and                                               New York Branch
Assistant Treasurer                                                        31 West 52nd Street
                                                                           New York, NY 10019